UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 14, 2026, GH Research PLC (the “Company”) entered into an At-the-Market Equity Offering Sales Agreement (the “Sales Agreement”) with Stifel, Nicolaus & Company, Incorporated (the “Agent”) to offer and sell up to $200 million of ordinary shares (the “Shares”), nominal value $0.025 per share, from time to time through the Agent, acting as sales agent or principal. The Sales Agreement includes the terms and conditions for the offering and sale of the Shares, indemnification and contribution obligations, and other terms and conditions customary in agreements of this type. The sales, if any, of the Shares under the Sales Agreement will be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The foregoing description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement, which is attached to this Report on Form 6-K as Exhibit 1.1.

The offering and sale of the Shares has been registered under the Securities Act, pursuant to a registration statement on Form F-3 (File No. 333-285310) (the “Registration Statement”). The Company has filed with the U.S. Securities and Exchange Commission a prospectus supplement dated May 14, 2026, together with an accompanying prospectus dated March 7, 2025, relating to the offer and sale of the Shares. Opinion of counsel regarding the validity of the Shares is attached to this Report on Form 6-K as Exhibit 5.1 and the applicable consent of such counsel relating to the incorporation of such opinion into the Registration Statement is attached to this Report on Form 6-K as Exhibit 23.1.

INCORPORATION BY REFERENCE

This Report on Form 6-K, including Exhibits 1.1, 5.1 and 23.1, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Nos. 333-270422, 333-285311 and 333-294036) and the registration statements on Form F-3 (Registration Nos. 333-285310 and 333-295872) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
1.1	At-the-Market Equity Offering Sales Agreement, dated May 14, 2026, between GH Research PLC and Stifel, Nicolaus & Company, Incorporated
5.1	Opinion of A&L Goodbody LLP, Irish counsel of GH Research PLC
23.1	Consent of A&L Goodbody LLP (included in Exhibit 5.1)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: May 14, 2026

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance